Filed Pursuant To Rule 433

Registration No. 333-209926

April 28, 2017

Gold Road Map: Investing Pros Make Bull And Bear Case For This Metal

By Aparna Narayanan

April 27, 2017

Good news is serving as bad news for gold, which is beating the S&P 500 year to date but is retreating this week as fears about Europe’s future ease and the Trump tax plan sharpens investor appetite for risk assets.

But one top gold strategist believes the precious metal is well positioned to extend its solid run in 2017 and beyond. Another gold investing pro is bearish on gold in the near term and recently sold his gold position in an ETF-based portfolio strategy.

Who’s right? In recent phone interviews with IBD, these investing experts shared their views on gold’s moves so far this year as well as on the case for and against investing in gold in the months ahead.

Bull Case

George Milling-Stanley, head of gold investment strategy at State Street Global Advisors, noted that gold has gone down on speculative short selling in the run-up to all three rate hikes since December 2015, but has recovered on short covering in each instance.

He finds it encouraging that gold found support at higher levels every time it tested the downside in the current rate-hike cycle. In December 2015, gold found support at $1,050. In December 2016, support was at $1,125. And in March 2017, support was just under $1,200.

“There’s enough momentum to generate a genuine rally,” Milling-Stanley said. “I like to see a succession of higher lows, which is often a precursor to higher highs.”

He is pleased, too, that gold has been seeing steady upside action rather than last year’s “very unsustainable” rally. Spot gold prices, as tracked by SPDR Gold Shares (GLD), are up 10% on the year through April 25 vs. a roughly 17% year-to-date gain at this time in 2016.

Gold has not traded above the key technical level of $1,300 an ounce since early November, upending Milling-Stanley’s forecast of $1,400 gold in a previous interview with IBD. However, he continues to believe that as the year unfolds, gold could top the $1,350 to $1,400 range, which has acted as an overhead resistance level since spring of 2013.

In his view, the key factors that have influenced gold’s climb so far this year include geopolitical uncertainties stretching from North Korea to Syria and Iran to Europe; the Fed’s commitment to gradual rate hikes as it normalizes monetary policy; and a new American president who favors lower interest rates and a weaker dollar.

Investor money has followed gold’s hot streak. The $34.8 million SPDR Gold ETF has attracted $907.1 million so far in April, according to FactSet data, after raking in $944.7 million over the first quarter.

“It’s a sign that investors like gold as a way to seek protection from all the nasty stuff going on in the world,” Milling-Stanley said.

Bear Case

Chuck Self, CIO of iSectors, a firm with a long track record of investing in ETFs, holds a glum view on gold in the near term.

A sluggish GDP outlook, coupled with recent increases in short-term interest rates, do not bode well for the metal, in this money manager’s view.

“The risk is the Fed is going to raise rates too high and push the economy to zero growth,” Self said. “That’s not going to be good for gold, that decreases inflationary expectations.”

He also pointed out that the second quarter is a seasonally weak season for gold, with the jewelry gift-giving season many months away.

In January, iSectors sold the gold ETF position in its flagship Post-MPT Growth Allocation strategy, missing out on gold’s rally this year. The firm, which also offers a Precious Metals Allocation strategy, has no regrets about that sell decision.

“I take this as a false rally that will not lead to a new bull market in precious metals,” Self said. Still, he thinks a better opportunity to get back into the gold market could arise later in the year.

The Post-MPT Growth strategy is overweight utilities — a sector that tends to do well as inflation falls and that is now the No. 1 weighting inside the portfolio.

Investment banker Goldman Sachs (GS) also warned investors recently that gold could come under further pressure over the next three months if President Trump delivers promised tax reforms. The firm has a near-term target of $1,200 an ounce.

On Wednesday, Trump unveiled a sweeping tax plan. In contrary reactions, stocks ended the session lower after the news while gold gained, on potential bargain-hunting or short-sellers’ profit-taking after recent declines.

The SPDR Gold ETF and iShares Gold Trust (IAU) added 0.5% on the stock market today.

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